Exhibit 99.4

MQes

To:	British Columbia Securities Commission
Alberta Securities Commission
	Ontario Securities Commission	16th October 2009

Dear Sirs/Mesmadames:

Re: Canplats Resources Corporation: Consent of Christopher Kaye regarding Technical Report, Preliminary Assessment based on report titled “Technical Assessment of Camino Rojo Project, Zacatecas, Mexico, September 2009”, and references thereto.

I, Christopher Kaye, MAusIMM do hereby consent to the public filing of the technical report titled “Technical Report, Preliminary Assessment based on report titled “Technical Assessment of Camino Rojo Project, Zacatecas, Mexico” prepared for Canplats Resources Corporation and dated October 16, 2009, and to extracts from and summaries of the technical report in the news release dated October 16, 2009.

I also confirm I have read the news release dated October 16, 2009 and that it fairly represents the information in the technical report that supports the disclosure in the news release dated October 16, 2009

Dated this 16th day of October, 2009
Mine and Quarry Engineering Services, Inc.

Signed by Christopher Kaye – Original Copy on file

Christopher Kaye, MAuslMM, B.Eng.